AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                                (Amendment No. )

                           U.S. Home & Garden Trust I
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             U.S. Home & Garden Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                   9.4% Cumulative Trust Preferred Securities
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90331U 20 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

               Robert Kassel, President, U.S. Home & Garden Inc.,
         655 Montgomery Street, San Francisco, CA 94111, (415) 616-8111

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174

--------------------------------------------------------------------------------
                                December 15, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation*                  Amount of Filing Fee
             $10,500,000                              $2,100
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 700,000 trust preferred securities at $15.00 per trust preferred security in accordance with Rule 0-11 (1/50th of 1% of the Transaction Value).

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount previously paid:          N/A             Filing Party:          N/A
  Form or registration no.:        N/A             Date filed:            N/A

ITEM 1 SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is U.S. Home & Garden Trust I, a Delaware statutory business trust (the "Trust"), and the address of its principal executive offices is 655 Montgomery Street, San Francisco, CA 94111.

     (b) This Schedule 13E-4 relates to the offer by U.S. Home & Garden Inc., a Delaware corporation and the parent company of the Trust (the "Company") to purchase 700,000 Trust Securities (as hereinafter defined) (or such lesser number of Trust Securities as are properly tendered) of the 9.4% Cumulative Trust Preferred Securities of the Trust (the "Trust Securities"), 2,530,000 of which Trust Securities were outstanding as of December 14, 1999, at a price of $15.00 per Trust Security in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, and incorporated herein by reference. Certain executive officers and directors of the Company who are also Administrative Trustees of the Trust and who own Trust Securities may participate in the Offer in the same manner as the securityholders of the Trust. The information set forth in "Introduction"; "Section 1, Number of Trust Securities; Proration" and "Section 8, Interests of Directors and Executive Officers of the Company and Trustees of the Trust; Transactions and Arrangements Concerning the Trust Securities" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and "Section 7, Price Range of Trust Securities" of the Offer to Purchase is incorporated herein by reference.

     (d) This Schedule 13E-4 is being filed by the Company, which is the parent company of the Trust, and holds all of the issued and outstanding voting common securities of the Trust.

ITEM 2 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3 PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Background and Purpose of the Offer"; "Section 8, Interest of Directors and Executive Officers of the Company and Trustees of the Trust; Transactions and Arrangements Concerning the Trust Securities" and "Section 12, Effects of the Offer on the Market for Trust Securities; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4 INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 8, Interest of Directors and Executive Officers of the Company and Trustees of the Trust; Transactions and Arrangements Concerning Trust Securities" of the Offer to Purchase and Appendix A of the Offer to Purchase is incorporated herein by reference.

ITEM 5 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Background and Purpose of the Offer; "Section 8, Interest of Directors and Executive Officers of the Company and Trustees of the Trust; Transactions and Arrangements Concerning Trust Securities" and "Section 10, Certain Information About the Trust and the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7 FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 10, Certain Information About the Trust and the Company" of the Offer to Purchase is incorporated herein by reference, the information in the Company's Annual Report on Form 10-K for the year ended June 30, 1999, and the information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, is incorporated herein by reference.

ITEM 8 ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12, Effects of the Offer on the Market for Trust Securities; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9 MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated December 14, 1999

     (2) Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9 and Guidelines thereto).

     (3) Notice of Guaranteed Delivery.

     (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (6) Text of Press Release issued by the Company, dated December 13, 1999.

     (b)(1) Credit Agreement dated as of October 13, 1998 between the Company and Bank of America, N.A. (the "Credit Agreement") which is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998.

     (2) Amendment to Credit Agreement dated September 29, 1999.

     (3) Second Amendment to Credit Agreement dated November 22, 1999.

     (c)(1)Guaranty Agreement of the Company in favor of the holders of the Trust Securities which is hereby incorporated by reference to Exhibit 4.7 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission. (File No. 333-48519).

     (2) Junior Subordinated Indenture between the Company and Wilmington Trust Company, as trustee, which is hereby incorporated by reference to Exhibit 4.1 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission. (File No. 333-48519).

     (3) Amended and Restated Trust Agreement among the Company, Wilmington Trust Company as Property and Delaware Trustee and certain Administrative Trustees, which is hereby incorporated by reference to Exhibit 4.4 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission. (File No. 333-48519)

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

December 15, 1999                             U.S.  Home & Garden Inc.


                                              By:   /s/ Robert Kassel
                                                    -------------------------
                                                    Robert Kassel
                                                    President

                                  EXHIBIT INDEX


EXHIBIT
  NO.                                   DESCRIPTION
--------------------------------------------------------------------------------

    (a)(1)     Offer to Purchase, dated December 15, 1999.

       (2) Letter of Transmittal (including Certification of Taxpayer Identification Form W-9 and Guidelines thereto).

       (3)     Notice of Guaranteed Delivery.

       (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

       (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (6)     Text of Press Release issued by the Company, dated December 13,
               1999.

    (b)(1) Credit Agreement dated October 13, 1998 between the Company and Bank of America, N.A., which is hereby incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998.

       (2)     Amendment to Credit Agreement dated September 29, 1999.

       (3)     Second Amendment to Credit Agreement dated November 22, 999.

    (c)(1) Guaranty Agreement of Company in favor of holders of Trust Securities which is hereby incorporated by reference to Exhibit
               4.7 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-48519).

       (2) Junior Subordinated Indenture between the Company and Wilmington Trust Company, as trustee, which is hereby incorporated by reference to Exhibit 4.1 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-48519).

       (3) Amended and Restated Trust Agreement among the Company, Wilminton Trust Company as Property and Delaware Trustee and certain Administrative Trustees, which is hereby incorporated by reference to Exhibit 4.4 to the Company's and the Trust's Registration Statement on Form S-1 filed with the Securities and Exchange Commission. (File No. 333-48519).